EXHIBIT 99.1

PRESS RELEASE:  FRIDAY NOVEMBER 17, 5:25 PM EASTERN TIME

BENTLEY COMMUNICATIONS CORP. ACQUIRES FILM AND VIDEO LIBRARY TO CREATE UNIQUE SHOPPING EXPERIENCE...

LOS ANGELES, Nov. 17 /PRNewswire/ -- Bentley Communications Corp. (OTC BB: BTLY) announced today, the acquisition of a significant film and video library from www.OmniShortFilms.com, for 200,000 restricted shares of common stock and other valuable considerations, to be utilized in several exciting ways in the years to come. "The curtain is rising on www.Movies4FreeNow.com. This site will offer free films on a rotating basis with the first ever 3-D Internet movie! This location will expand as new acquisitions are added on a continual basis. There will always be incentive to return because of the changing selections and contests that will be offered," according to Tristan Cavato, Producer at www.OmniShortFilms.com. Enriching its exclusivity will be the "virtual" movie memorabilia shop, where one will find a special selection of exotic items to be seen in these and other movies, available for online purchase at www.BentleyBlvd.com.

One of several sites hosted by www.BentleyCommCorp.com, www.Movies4FreeNow.com will direct increased traffic to www.TwirlMe.com where individuals or corporate clients can now upgrade their current sites. Even more important, www.TwirlMe.com can also properly reformat (primarily text) existing sites for access with web phones and palm pilots or even have a new site built explicitly for the "wireless web." There will also be the potential to view key items in a rotating 3-D scenario on traditional sites.

www.Movies4FreeNow.com is already amassing a substantial library of Drama, Romance, Comedy, Horror, Sci-Fi, Animation and Action. "Look for specialties that cannot be found anywhere else; such as a series of "webisodes" available in sign language for the hearing impaired. As well, one will be able to find such wonders as an animated dinosaur, a boy who can fly, Edgar Allen Poe's animated dreams, puzzles, time machines, corpses, and cannibals! Well-known feature film celebrities star in many of these films," offers Linda Matthews, President of Omni Short Films. Users will be encouraged to e-mail in requests.

"This will be a first in a lifetime opportunity to attend a 'virtual' Hollywood Movie Premiere and shop for items similar to those reserved for the rich and famous," says Gordon Lee, CEO of Bentley Communications Corporation.

Safe Harbor for Forward-Looking Statements: Except for historical information contained herein, the statements in this press release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the company's actual results in the future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, product price volatility, product demand, market competition risk inherent in the company's domestic and international operations, imprecision in estimating product reserves, and the company's ability to replace and expand its holdings.

SOURCE: Bentley Communications Corp.